UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) |_| FORM 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q |_| Form N-SAR

For Period Ended June 30, 2010

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

For the Transition Period Ended: ________________

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION:

GETFUGU, INC.
Full Name of Registrant

8560 W. SUNSET BLVD., 7th FLOOR
Address of principal executive offices:

WEST HOLLYWOOD, CA 90069
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

|X|   (a) The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following  the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the  prescribed due date; and

|_|   (c)  The  accountant's   statement  or  other  exhibit  required  by  Rule 12b-25(b)has been attached if applicable.

PART III - NARRATIVE

State below in  reasonable  detail the reasons  why the Form 10-K,  11-K,  10-Q,

N-SAR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company requires additional time to complete its financial statements.

PART IV - OTHER INFORMATION

(1)   Name  and  telephone  number  of  person  to  contact  in  regard to this notification

Carl Freer	(310)	354-4800
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic  reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

|X| Yes |_| No

(3)   Is it  anticipated  that any  significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made:

GETFUGU, INC.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2010	By:	/s/ Carl Freer
Carl Freer, President